UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No 7)*

Century Communities, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

156504300
(CUSIP Number)

Robert J. Francescon
8390 East Crescent Parkway, Suite 650
Greenwood Village, CO 80111
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 156504300
1	NAMES OF REPORTING PERSONS
Robert J. Francescon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,619,480(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,619,480(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,619,480(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of 261,687 shares of Common Stock held directly by Robert J. Francescon and 250,000 shares of Common Stock held by the Robert Francescon Roth IRA.  Also includes 887,793 shares held by RJF Century, LLC and 220,000 shares of Common Stock held by the Nicholas R. Francescon 2020 Trust.  Robert J. Francescon, the sole member of RJF Century, LLC, has sole voting and dispositive power over the shares held by RJF Century, LLC.  Robert J. Francescon, the sole trustee of the Nicholas R. Francescon 2020 Trust, has sole voting and dispositive power over the shares held by the Nicholas R. Francescon 2020 Trust. Does not include up to 107,913 shares of Common Stock issuable on February 8, 2023 upon the vesting of a performance share unit award based on the accomplishment of an adjusted pre-tax income goal for a three-year performance period from January 1, 2020 to December 31, 2022.

(2)
This percentage is based on 31,772,786 shares of Common Stock of the Issuer outstanding as of December 31, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 2, 2023.

SCHEDULE 13G

Item 1.
(a)	Name of Issuer:
Century Communities, Inc.

(b)	Address of Issuer’s principal executive offices:
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111

Item 2.
(a)	Name of persons filing:
Robert J. Francescon

(b)	Address or principal business office or, if none, residence:
The principal address for Robert J. Francescon is:
8390 East Crescent Parkway, Suite 650
Greenwood Village, Colorado 80111

(c)	Citizenship:
Robert J. Francescon is a citizen of the United States of America.

(d)	Title of class of securities:
Common Stock, par value $0.01 per share

(e)	CUSIP No.:
15604300

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company, as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person, in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-US institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Robert J. Francescon: The information required by Items 4(a)-(c) is set forth in Rows 5‑11 of Robert J. Francescon’s cover page and is incorporated herein by reference.

Item 5.
Ownership of 5 Percent or Less of a Class.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

/s/ Robert J. Francescon
Robert J. Francescon